

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

February 5, 2008

<u>By U.S. Mail and facsimile</u>

Todd C. Hennis
President and Chief Executive Officer
Colorado Goldfields Inc.
10920 West Alameda Avenue
Suite 207
Lakewood, Colorado 80226

> Re: Colorado Goldfields, Inc.
> Registration Statement on Form SB-2
> File No. 333-148622
> Filed January 11, 2008
> Form 10-QSB for the Period ended November 30, 2007
> Filed January 14, 2008
> File No. 0-51718

Dear Mr. Hennis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1. We note that you have filed a Form 10-QSB for the quarter ended November 30, 2007. Please update the information in the Form SB-2 to include your interim report. Also, file amended Forms 10-KSB and 10-QSB as appropriate based on your responses to these comments.

2. Please note that amendments to Regulation S-K became effective February 4, 2008 and that Form SB-2 has been eliminated as of that date. With your next amendment, please amend your registration statement to comply with the new rules. Refer to Release 33-8876 (December 19, 2007) and the "Compliance Date" section.

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies

f) – Mineral Property and Exploration Costs, page F-9

3. We note that your policy is to expense mineral property acquisition costs as incurred. Tell us how your policy complies with Emerging Issue Task Force Issue 04-02, paragraph 9, or revise your financial statements and other disclosures throughout the filing as appropriate.

Note 7. Mineral Properties, page F-12

4. We note that you acquired an inactive mining mill in June 2007. We further note that you have determined that no impairment exists on your long-lived assets as of August 31, 2007 based on your disclosure on page F-9. Please tell us how you determined the inactive mill was recoverable as of August 31, 2007 and subsequent interim periods. Clarify how you applied paragraphs 16 through 21 of SFAS 144 when estimating the future cash flows used to test the recoverability of this mill. Specifically clarify how you considered the fact that you have not generated any revenue from operations as part of your cash flow analysis. Please explain how you are currently utilizing this mill and your plans for generating cash flows from this mill in the future.

Note 9 – Subsequent Events, page F-14

5. Your private placement appears to include a registration payment arrangement. Please revise your annual and interim financial statements included in your registration statement to provide the disclosures required by paragraph 12 of Financial Accounting Standards Board Staff Position EITF 00-19-2.

Form 10-QSB for the Period Ended November 30, 2007

Exhibits 31.1 and 31.2

6.   We note that the certifications of your principal executive and financial officers do
      not contain the exact wording as required by Regulation S-B Item 601(b)(31).
      Please file an amendment to the Form 10-QSB for the quarterly period ended
      November 30, 2007 to include revised certifications that fully comply with the
      requirements of Regulation S-B Item 601(b)(31).

Closing Comments

        Please amend your Form 10-Q within ten days of receipt of this letter. Please
amend your registration statement in response to these comments. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate
our review. Please understand that we may have additional comments after reviewing
your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that

    ·   should the Commission or the staff, acting pursuant to delegated authority,
        declare the filing effective, it does not foreclose the Commission from taking any
        action with respect to the filing;

    ·   the action of the Commission or the staff, acting pursuant to delegated authority,
        in declaring the filing effective, does not relieve the company from its full
        responsibility for the adequacy and accuracy of the disclosure in the filing; and

    ·   the company may not assert this action as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United
        States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Gary Newberry at (202) 551-3761 or, in his absence, Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292 or, in her absence, me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: D. Thayer, Esq. (by facsimile)
        G. Newberry
        D. Levy